UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

LANTRONIX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

516548203

(CUSIP Number)

September 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
WISCONSIN, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 273,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 273,351

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS
William J. Nasgovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 273,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 273,351

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer:

LANTRONIX, INC.

(b)	Address of Issuer’s Principal Executive Offices:

167 Technology Drive

Irvine, California 92618

Item 2.

(a)	Name of Persons Filing:

(1)	Heartland Advisors, Inc.

(2)	William J. Nasgovitz

(b)	Address of Principal Business Office:

All reporting persons may be contacted at:

789 North Water Street

Milwaukee, WI 53202

(c)	Citizenship:

Heartland Advisors, Inc. is a Wisconsin corporation. William J. Nasgovitz is a United States citizen.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

516548203

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)		Broker or dealer registered under Section 15 of the Act;

(b)		Bank as defined in Section 3(a)(6) of the Act;

(c)		Insurance company as defined in Section 3(a)(19) of the Act;

(d)		Investment company registered under Section 8 of the Investment Company Act;

(e)	X	*Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)		Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	X	*Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)		Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)		Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
*The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, Chairman and control person of Heartland Advisors, Inc. The reporting persons do not admit that they constitute a group.

Item 4. Ownership

(a)	Amount beneficially owned:

273,351 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz by virtue of his control of Heartland Advisors, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule.

(b)	Percent of Class: 1.9%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquire and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2013

WILLIAM J. NASGOVITZ	HEARTLAND ADVISORS, INC.

By: /s/ PAUL T. BESTE	By: /s/ PAUL T. BESTE
As Attorney in Fact for	Paul T. Beste
William J. Nasgovitz	Chief Operating Officer

EXHIBIT INDEX

Exhibit 1           Joint Filing Agreement